SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

For the month of: August 2023 (Report No. 11)

Commission file number: 001-37600

NANO DIMENSION LTD.

(Translation of registrant’s name into English)

2 Ilan Ramon

Ness Ziona 7403635 Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

CONTENTS

On August 28, 2023, Nano Dimension Ltd. (the “Registrant”) issued: (i) a press release titled “Nano Dimension Resumes Its Share Repurchase Plan Immediately,” a copy of which is furnished herewith as Exhibit 99.1 and incorporated by reference herein; and (ii) a press release titled “Leading Independent Proxy Advisory Firm ISS Recommends: Nano’s Shareholders Vote FOR ALL Nano Dimension’s Nominees And TOTALLY AGAINST ALL Murchinson’s Slate,” a copy of which is furnished herewith as Exhibit 99.2 and incorporated by reference herein.

On August 29, 2023, the Registrant issued a press release titled “ISS Says Board and Management Team “Deserve Credit”,” a copy of which is furnished herewith as Exhibit 99.3 and incorporated by reference herein.

The first and the last two paragraphs and the section titled “Forward Looking Statements” of Exhibit 99.1 to this Report of Foreign Private Issuer on Form 6-K are incorporated by reference into the Registrant’s registration statements on Form F-3 (File No. 333-255960, 333-233905, 333-251155, 333-252848, 333-251004 and 333-249184) and Form S-8 (File No. 333-214520, 333-248419 and 333-269436), filed with the Securities and Exchange Commission (“SEC”), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibit No.
99.1	Press release issued by Nano Dimension Ltd. on August 28, 2023, titled “Nano Dimension Resumes Its Share Repurchase Plan Immediately.”
99.2	Press release issued by Nano Dimension Ltd. on August 28, 2023, titled “Leading Independent Proxy Advisory Firm ISS Recommends: Nano’s Shareholders Vote FOR ALL Nano Dimension’s Nominees And TOTALLY AGAINST ALL Murchinson’s Slate.”
99.3	Press release issued by Nano Dimension Ltd. on August 29, 2023, titled “ISS Says Board and Management Team “Deserve Credit”.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nano Dimension Ltd.
(Registrant)

Date: August 29, 2023	By:	/s/ Tomer Pinchas
	Name:	Tomer Pinchas
	Title:	Chief Operating Officer

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